UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Corgi International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

21872Q103

(CUSIP Number)

Jennifer Klatt

201 North Civic Drive, #239

Walnut Creek, California 94596

(925) 979-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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SCHEDULE 13D

CUSIP No. 21872Q103

1	NAME OF REPORTING PERSONS. MASTER REPLICAS INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 680586626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (1) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 (Disclaimed-see 11 below)
	8	SHARED VOTING POWER 3,997,501 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,997,501 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Beneficial ownership of the American Depositary Shares referred to herein is being reported hereunder solely because Master Replicas Inc. (“Master Replicas”) may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 below. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Master Replicas that it is the beneficial owner of any of the American Depositary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The calculation of the foregoing percentage is based on 10,176,943 Corgi International Limited (“Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer American Depositary Shares assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer American Depositary Shares subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006. See Item 5 below.

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SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is American Depositary Shares and underlying Ordinary Shares, par value HK$0.50 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (“Issuer”). The principal office of Issuer is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Master Replicas Inc., a Delaware corporation (“Master Replicas”), with its principal executive office located at 201 North Civic Drive, #239, Walnut Creek, California 94596. Master Replicas produces a line of premium collectible products. These products are typically (a) authentic, physical representations of award winning digital content, or (b) exact replicas of valuable or important physical objects.

Set forth in Schedule I attached hereto is (i) the name of each of the executive officers and directors of Master Replicas, (ii) the residence or business address of each of the executive officers and directors of Master Replicas, (iii) the present principal occupation or employment, if any, of each of the executive officers and directors of Master Replicas, and (iv) the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. To the knowledge of Master Replicas, each of the individuals set forth on Schedule I attached hereto is a citizen of the United States.

During the past five years, neither Master Replicas nor, to Master Replicas’ knowledge, any person named in Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Master Replicas nor, to Master Replicas’ knowledge, any person named in Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement for Master Replicas to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain shareholders of Issuer identified in Item 4 below entered into a Voting Agreement, dated as of October 4, 2006 (the “Voting Agreement”), with respect to an aggregate of 3,997,501 Issuer American Depositary Shares.

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Master Replicas has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Issuer, LightSaber Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and Master Replicas entered into an Agreement and Plan of Merger, dated as of October 4, 2006 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Master Replicas with Master Replicas continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Master Replicas will be automatically converted into the right to receive the Applicable Fraction (as defined in the Merger Agreement). The aggregate consideration payable to the holders of Master Replicas capital stock under the Merger Agreement is described in Article II of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Master Replicas entered into the Voting Agreement with the persons set forth on Schedule II attached hereto, which is incorporated by reference herein (collectively, the “Stockholders”). Pursuant to the Voting Agreement, the Stockholders agreed to vote their Issuer American Depositary Shares (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving the Issuer or any other action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement or that could reasonably be expected to result in any of the conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter intended to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, subject to certain limited exceptions, the Stockholders are prohibited from transferring any of such shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreement. Each Stockholder and the number of Issuer American Depositary Shares beneficially owned by each of them is set forth in Schedule II attached hereto, which is incorporated herein by reference.

The Voting Agreement terminates upon such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Michael Cookson and Jennifer Klatt, the current chief executive officer and chief financial officer of Master Replicas, are expected to be appointed Chief Executive Officer and Chief Financial Officer of Issuer, respectively. While the current Issuer Chief Financial Officer and Chief Executive Officer are expected to resign their positions, they are expected to continue with the Issuer after the consummation of the Merger. Also, upon the consummation of the Merger, Mr. Cookson and Darren Epstein, the chief executive officer and

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founder of Cards Inc. Limited, are expected to be appointed to the Board of Directors of the Issuer, all in accordance with the terms and conditions of the Merger Agreement. Further it is expected that Leo Paul Koulos will, in accordance with the terms and conditions of the Merger Agreement, resign from the Issuer Board of Directors.

References to, and the descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, Master Replicas may be deemed to be the beneficial owner of at least 3,997,501 Issuer American Depositary Shares, 1,973,481 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding convertible promissory notes, options and warrants which are exercisable within 60 days of October 4, 2006. Such shares constitute approximately 33% of the outstanding Issuer American Depositary Shares, based on the 10,176,943 Issuer American Depositary Shares outstanding on October 4, 2006 (as represented by Issuer in the Merger Agreement) plus (i) 1,575,000 Issuer American Depositary Shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share and (ii) the 348,481 Issuer American Depositary Shares subject to options held by the Stockholders which are exercisable within 60 days of October 4, 2006.

Master Replicas disclaims any beneficial ownership of the Issuer American Depositary Shares which are covered by the Voting Agreement.

(c) To Master Replicas’s knowledge, no Issuer American Depositary Shares are beneficially owned by any of the persons named in Schedule I attached hereto. Neither Master Replicas nor, to Master Replicas’s knowledge, any person named in Schedule I attached hereto, has effected any transaction in Issuer American Depositary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement, the Voting Agreement or as described in the Merger Agreement, to the knowledge of Master Replicas, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such person and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2	Form of Voting Agreement, made and entered into as of October 4, 2006, by and among Corgi International Limited, Master Replicas Inc. and certain of the Corgi International Limited shareholders.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

MASTER REPLICAS INC.

By:	/s/ Michael Cookson

Michael Cookson

Title: Chairman and Chief Executive Officer

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SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF MASTER REPLICAS INC.

Executive Officers and Employee Directors

Name	Occupation	Business Address
Michael Cookson	President and Chief Executive Officer	201 North Civic Drive, #239 Walnut Creek, California 94596
Jennifer Klatt	Chief Financial Officer	201 North Civic Drive, #239 Walnut Creek, California 94596

Outside Directors

Name	Occupation	Business Address
Josh Huffard	General Partner Consor Capital	3 Greenwich Office Park Greenwich, CT 06831
Jordan M. Schwartz	Partner-Cadwalader, Wickersham & Taft LLP	One World Financial Center-34th Floor New York, NY 10281
Robert Medway	General Partner Royal Capital	623 Fifth Avenue, 24th floor New York, NY 10022

Controlling Stockholders Not Listed Above

Consor Capital	3 Greenwich Office Park Greenwich, CT 06831
Royal Capital	RoyalCap Value Fund, Ltd. c/o Royal Capital Management LLC 623 Fifth Avenue, 24th floor New York, NY 10022

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SCHEDULE II

ISSUER STOCKHOLDERS SUBJECT TO VOTING AGREEMENT

Name	No. of Shares Beneficially Owned*
George B. Volanakis	150,000 (1)
Daniel Widdicombe	-0- (2)
Gruber & McBaine International	3,524,020 (3)
Lagunitas Partners LP	1,513,899 (4)
Jon D. and Linda W. Gruber Trust	1,989,670 (5)
J. Patterson McBaine	1,944,520 (6)
Leo Paul Koulos	104,481 (7)
Carrick John Clough	-0- (2)
David Davenport	194,000 (8)
Charles McGettigan	25,000 (9)

* Based upon Issuer representations and warranties in the Merger Agreement and information in Corgi International Limited Form 20-F filed with the SEC on September 1, 2006.

(1) Includes 100,000 options exercisable within 60 days of October 4, 2006 and 50,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $100,000 at $2.00 per share.

(2) Includes (a) 2,024,020 shares currently outstanding and (b) 300,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $600,000 at $2.00 per share.

(4) Includes (a) shared voting power with respect to 613,899 shares and (b) 900,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $1,800,000 at $2.00 per share.

(5) Includes (a) sole voting power with respect to 229,500 shares, (b) shared voting power with respect to 1,610,170 shares and (c) 150,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $300,000 at $2.00 per share.

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(6) Includes (a) sole voting power with respect to 184,350, (b) shared voting power with respect to 1,610,170 shares and (c) 150,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $300,000 at $2.00 per share.

(7) Includes 104,481 options exercisable within 60 days of October 4, 2006.

(8) Includes 194,000 options exercisable within 60 days of October 4, 2006.

(9) Includes 25,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $50,000 at $2.00 per share.

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EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006)

2	Form of Voting Agreement, made and entered into as of October 4, 2006, by and among Corgi International Limited, Master Replicas Inc. and certain of their stockholders

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